

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2021

Jason Meyenburg
President and Chief Executive Officer
Gemini Therapeutics, Inc.
300 One Kendall Square, 3rd Floor
Cambridge, MA 02139

      **Re: Gemini Therapeutics, Inc.
          Registration Statement on Form S-1
          Filed February 17, 2021
          File No. 333-253175**

Dear Mr. Meyenburg:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jordan Metoyer at 202-551-6001 and Joe McCann at 202-551-6262 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Life Sciences

cc: Laurie Burlingame, Esq.